SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 EMACHINES, INC.
                       (Name of Subject Company (Issuer))

                            EMPIRE ACQUISITION CORP.

                                EM HOLDINGS, INC.

                                  LAP SHUN HUI
                                   (Offerors)

                  COMMON STOCK, $0.0000125 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   29076P 10 2

                      (CUSIP Number of Class of Securities)

                                   -----------

                                    COPY TO:

         LAP SHUN HUI                            MURRAY MARKILES, ESQ.
       7373 HUNT AVENUE                 AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.
GARDEN GROVE, CALIFORNIA 92841                   2029 CENTURY PARK EAST
        (714) 890-8388                       LOS ANGELES, CALIFORNIA 90067
                                                     (310) 229-1000


          (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   -----------

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
    Transaction valuation                            Amount of filing fee
            N/A                                              N/A
-------------------------------------------------------------------------------

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid...........   Filing Party................
               Form or Registration No..........   Date Filed..................

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        |X|    third-party tender offer subject to Rule 14d-1.

        |_|    issuer tender offer subject to Rule 13e-4.

        |X|    going-private transaction subject to Rule 13e-3.

        |X|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|



ITEM 1.  EXHIBITS.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION
---------             ------------
(a)(5)(1)             Amendment 1 to Schedule 13D filed by Lap Shun Hui,
                      EM Holdings, Inc., Empire Acquisition Corp. and
                      KDS USA, Inc.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2001                    Empire Acquisition Corp.


                                            BY:    /S/ LAP SHUN HUI
                                                   -----------------------------
                                                   Name:  Lap Shun Hui
                                                   Title: President


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2001                    EM Holdings, Inc.


                                            BY:    /S/ LAP SHUN HUI
                                                   -----------------------------
                                                   Name:  Lap Shun Hui
                                                   Title: President


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2001                   Lap Shun Hui

                                            /S/ LAP SHUN HUI
                                            ------------------------------------

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                DESCRIPTION
---------             ------------
(a)(5)(1)             Amendment 1 to Schedule 13D filed by Lap Shun Hui,
                      EM Holdings, Inc., Empire Acquisition Corp. and
                      KDS USA, Inc.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D


                                (AMENDMENT NO. 1)

                                 eMachines, Inc.
                                (Name of Issuer)

                  Common Stock, par value $0.0000125 per share
                         (Title of Class of Securities)



                                   29076P 10 2

                                 (CUSIP Number)


                                  Lap Shun Hui
                                c/o KDS USA, Inc.
                                7373 Hunt Avenue
                         Garden Grove, California 92841
                                 (714) 890-8388

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Murray Markilies, Esq
                        Akin, Gump, Strauss, Hauer & Feld
                             2029 Century Park East
                                   Suite 2400
                              Los Angeles, CA 90067
                                 (310) 229-1000

                                November 18, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

               NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 29076P102                    13D                   Page 2 of 11 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  LAP SHUN HUI
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                      USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     1,600,000 (SEE RESPONSES TO ITEMS 4 AND 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     1,600,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       IN
________________________________________________________________________________


                               Page 2 of 11 Pages

CUSIP No. 29076P102                    13D                   Page 3 of 11 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            EMPIRE ACQUISITION CORP.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       CO
________________________________________________________________________________


                               Page 3 of 11 Pages

CUSIP No. 29076P102                    13D                   Page 4 of 11 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                EM HOLDINGS, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       CO
________________________________________________________________________________


                               Page 4 of 11 Pages

CUSIP No. 29076P102                    13D                   Page 5 of 11 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                KDS USA, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     236,350

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     236,350

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       CO
________________________________________________________________________________


                               Page 5 of 11 Pages

CUSIP No. 29076P102                    13D                   Page 6 of 11 Pages
________________________________________________________________________________

ITEM 1. SECURITY AND THE ISSUER.

     (a) The name of the issuer is eMachines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 14350 Myford Road, Suite 100, Irvine, California.

     (b) The class of equity securities to which this statement relates is the common stock, par value $0.0000125 per share (the "Common Stock"), of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c)This statement on Schedule 13D (the "Statement") is filed by Lap Shun Hui ("Hui"), Empire Acquisition Corp., a Delaware corporation ("Acquisition"), EM Holdings, Inc., a Delaware corporation ("Holdings") and KDS USA, Inc., a Delaware corporation ("KDS").

     Hui's business address is 7373 Hunt Avenue, Garden Grove, California 92841. Hui is Chief Executive Officer of KDS and a member of the board of directors of Issuer. Hui is also the sole shareholder of KDS. KDS sells computer displays and notebook computers to a number of major United States retailers. KDS' business address is 7373 Hunt Avenue, Garden Grove, California.

     Acquisition and Holdings are newly formed corporations which have been capitalized by Hui with $5,000,000 in the aggregate and have no operating history. Hui is the sole shareholder of Holdings. Holdings is the sole shareholder of Acquisition. The principal address of each of Acquisition and Holdings is 7373 Hunt Avenue, Garden Grove, California 92841.

     Attached hereto as EXHIBIT 1 is a list of all executive officers and directors of KDS, Acquisition and Holdings, including the principal occupation or employment of each.

     (d)-(e) During the last five years, none of Hui, KDS, Acquisition or Holdings, nor to the best knowledge of KDS, Acquisition or Holdings, none of the directors or executive officers of KDS, Acquisition or Holdings have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Hui is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Hui has negotiated a form of commitment from a financial institution that may be executed if the Issuer and Holdings execute the Proposed Merger Agreement (as defined below).


                               Page 6 of 11 Pages

ITEM 4. PURPOSE OF THE TRANSACTION.

     This Statement relates to an offer made by Holdings (the "Offer") to purchase all of the outstanding shares of the Common Stock of Issuer at a price per share of $.78 net to the sellers in cash (subject to applicable withholding taxes), without interest, certain offer letter delivered to the Issuer on October 30, 2001 (the "Offer Letter") a copy of which was filed with the original Schedule 13D filed by Hui, Acquisition, Holding and KDS on November 9, 2001 (the "Original 13D") and incorporated herein.

     The Offer Letter contemplates that Holdings and Acquisition would negotiate and enter into a merger agreement with the Issuer (the "Proposed Merger Agreement") pursuant to which Holdings would agree to commence a tender offer (the "Tender Offer") for all of the shares of the Issuer. During the course of negotiations of the Proposed Merger Agreement, the initial terms proposed in the Offer Letter may change. In accordance with the terms of the Offer Letter, Acquisition would be merged with and into the Issuer (the "Merger"). Following the Merger, Issuer would continue as the surviving corporation as a wholly owned subsidiary of Holdings.

     Holdings has presented the Issuer with revised offers reflecting Holdings' continued interest in acquiring the Issuer. The revised offers increased the offer price for Issuer's Common Stock from $0.78 to $1.06 per share net to the sellers in cash (subject to applicable withholding taxes) without interest. Holdings' offer, as revised, provided that it would expire at 5:00 am PST Monday, November 19, 2001. Holdings is continuing its discussions with the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) Hui, KDS, Holdings and Acquisition collectively as a group beneficially own 1,836,350 shares of Common Stock of the Issuer which constitutes approximately 1.26% of the issued and outstanding shares of Common Stock as of October 30, 2001. Hui owns 1,600,000 shares of Common Stock of the Issuer. KDS owns 236,350 shares of Common Stock of the Issuer which constitutes approximately 0.16% of the issued and outstanding Common Stock of the Issuer. Neither Acquisition nor Holdings currently own shares of Common Stock of the Issuer.

     Hui, KDS, Holdings and Acquisition (a) have shared power to direct the vote of 1,836,350 shares of Common Stock of the Issuer and (b) have shared power to dispose of, or direct the disposition of, 1,836,350 shares of Common Stock of the Issuer.

     In connection with the Offer, Hui entered into a certain Stock Purchase Agreement, dated October 30, 2001 (the "Stock Purchase Agreement"), with idealab! Holdings, L.L.C., a Delaware limited liability company ("idealab!"), a copy of which was filed with the Original 13D and incorporated herein. As of October 30, 2001, idealab! was the owner of 9,472,514 shares of Common Stock of the Issuer. The Stock Purchase Agreement was entered into as an inducement to Hui to devote the resources and undertake the expense and efforts necessary to submit the Offer Letter and pursue the transactions contemplated thereunder.


                               Page 7 of 11 Pages

     In the event that Hui or any of his affiliates elect to pursue the transactions contemplated in the Offer Letter, pursuant to the terms of the Stock Purchase Agreement, Hui upon satisfaction of certain terms and conditions precedent, would purchase, or cause Acquisition or Holdings to purchase from idealab! all of idealab!'s right, title and interest in and all shares of Common Stock of the Issuer then held by idealab! at a price per share of $0.78 per share, or such higher price as may be offered to stockholders of the Issuer in connection with the contemplated Tender Offer or pursuant to any other agreement. idealab! has the right to terminate the Stock Purchase Agreement in the event that the shares purchasable by Holdings or Acquisition in the Tender Offer together with any shares purchasable pursuant to separate agreements (entered into subsequent to the date hereof) do not constitute at least 60% of the outstanding shares of Issuer (the "60% Notice").

     The purchase of the shares of Common Stock owned by idealab! pursuant to the Stock Purchase Agreement is subject to significant conditions that are not under the control of Hui, Holdings or Acquisition. These conditions include the negotiation of the Proposed Merger Agreement on terms satisfactory to Holdings and the Issuer, commencement of the Tender Offer and the tendering by stockholders of the Issuer of sufficient shares of Common Stock to enable Holdings to successfully consummate the Merger.

     Pursuant to the terms of the Stock Purchase Agreement, during the period ending upon the earlier to occur of the execution by the Issuer and Hui of the Proposed Merger Agreement and December 10, 2001, idealab! shall not: (i) sell any shares of Common Stock of the Issuer to any third person in connection with any proposal or inquiry relating to any merger, consolidation, liquidation, or similar transaction or a transaction involving the sale of all of the Issuer's assets or equity securities (an "Acquisition Proposal") (other than Hui, Holdings or a person designated by Hui); (ii) tender any shares of Common Stock of Issuer pursuant to any Acquisition Proposal by any third person (other than Hui, Holdings or a person designated by Hui); or (iii) vote in favor of or grant any proxies or powers of attorney, deposit any shares of Common Stock of Issuer into a voting trust or enter into a voting agreement with respect to any Acquisition Proposal by any third person (other than Hui, Holdings or a person designated by Hui), unless, pursuant to such provisions of such Acquisition Proposal and no later than the date upon which the Acquisition Proposal is accepted by the Issuer, the Issuer or such third person pays to Hui the lesser of (i) $2,500,000, or (b) the sum of all fees, costs and expenses (including all legal, accounting and advisory fees) incurred by Hui and his affiliates in connection with the preparation, negotiation and submission of the Stock Purchase Agreement.

     Pursuant to the terms of the Stock Purchase Agreement, idealab! also agreed that, until the first to occur of the Acceptance Date or the Termination Date, at any meeting of the holders of Common Stock of the Issuer, however called, or in connection with any written consent of the holders of the Issuer's Common Stock, idealab! shall vote: (i) against any action, any failure to act, or agreement that would result in a breach in any respect of the Stock Purchase Agreement; and (ii) except as otherwise agreed to in advance in writing (other than the transaction contemplated by the Proposed Merger Agreement): (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries, (b) declaration of any dividend or issuance of any securities of the Issuer or any of


                               Page 8 of 11 Pages
its subsidiaries, (c) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries, (d) (A) any change in a majority of the persons who constitute the board of directors of the Issuer, (B) any change in the present capitalization of the Issuer or any amendment of the Issuer's certificate of incorporation or bylaws, (C) any other material change in the Issuer's corporate structure or business, or (D) any other action involving the Issuer or its subsidiaries that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Stock Purchase Agreement or the Proposed Merger Agreement.

     The Stock Purchase Agreement will automatically terminate upon the earlier to occur of: (a) if the Proposed Merger Agreement is entered into, termination of the Proposed Merger Agreement for any reason, (b) December 10, 2001 if on or prior to such date the Offer has not been commenced, (c) January 31, 2001 if the closing of the Offer shall not have occurred, and (d) delivery of the 60% Notice from idealab! to Hui (the "Termination Date").

     Hui, KDS, Holdings and Acquisition disclaim any beneficial ownership in the shares of Common Stock owned by idealab!. Hui, KDS, Holdings and Acquisition disclaim any power to direct the vote dispose of, or direct the disposition of any of the shares of Common Stock owned by idealab!.

     (d)-(j) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the agreements described in Item 5 and incorporated by reference, to the knowledge of Hui, Acquisition, Holdings or KDS, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons described in Item 2 and between such persons and any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.   List of executive officers and directors of KDS, Holdings and Acquisition

2.   Joint Filing Agreement


                               Page 9 of 11 Pages

                        SIGNATURES AND POWER OF ATTORNEY

        After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.


                                                   LAP SHUN HUI


November 19, 2001                                  /S/ LAP SHUN HUI
                                                   ----------------------------


November 19, 2001                                  EMPIRE ACQUISITION CORP.


                                                   /S/ LAP SHUN HUI
                                                   ----------------------------
                                                   By:  Lap Shun Hui
                                                   Its:   President


November 19, 2001                                  EM HOLDINGS, INC.


                                                   /S/ LAP SHUN HUI
                                                   ----------------------------
                                                   By:  Lap Shun Hui
                                                   Its:   President


November 19, 2001                                  KDS USA, INC.


                                                   /S/ LAP SHUN HUI
                                                   ----------------------------
                                                   By:  Lap Shun Hui
                                                   Its: Chief Executive Officer


                              Page 10 of 11 Pages

                                  EXHIBIT INDEX

EXHIBIT NUMBER                              DESCRIPTION

Exhibit 1 List of executive officers and directors of KDS, Acquisition and Holdings

Exhibit 2      Joint Filing Agreement


                              Page 11 of 11 Pages

                                    EXHIBIT 1
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                          KDS, ACQUISITION AND HOLDINGS


1.   DIRECTORS AND OFFICERS OF KDS.

     The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each Director or Executive Officer of KDS. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual's name refers to employment with the KDS. Neither KDS nor any of the individuals listed below has been convicted in a criminal proceeding in the last five years. In addition, neither KDS nor any individuals listed below was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME AND BUSINESS ADDRESS               OFFICE                 CITIZENSHIP
-------------------------   ------------------------------     -----------
Lap Shun Hui                Chief Executive Officer of KDS     USA

                            Member of Board of Directors
                            of Issuer

                            President, Treasurer,
                            Secretary, and member of the
                            Board of Directors of Holdings
                            and Acquisitions

Ben Wong                    President and Chief Financial      USA
KDS USA, Inc.               Officer of KDS
7373 Hunt Avenue
Garden Grove, CA 92841      Vice President and Assistant
                            Secretary of Acquisition and
                            Holdings

2.   DIRECTORS AND OFFICERS OF ACQUISITION.

     The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each Director or Executive Officer of Acquisition. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual's name refers to employment with the Acquisition. Neither Acquisition nor any of the individuals listed below has been convicted in a criminal proceeding in the last five years. In addition, neither Acquisition nor any individuals listed below was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME AND BUSINESS ADDRESS               OFFICE                 CITIZENSHIP
-------------------------   ------------------------------     -----------
Lap Shun Hui                Chief Executive Officer of KDS     USA

                            President, Treasurer and
                            Secretary and member of the
                            Board of Directors of
                            Acquisition and Holdings

                            Member of Board of Directors of
                            Issuer

Ben Wong                    Chief Financial Officer of KDS     USA
KDS USA, Inc.
7373 Hunt Avenue            Vice President and Assistant
Garden Grove, CA 92841      Secretary of Acquisition and
                            Holdings

3.   DIRECTORS AND OFFICERS OF HOLDINGS.

     The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each Director or Executive Officer of Holdings. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual's name refers to employment with the Holdings. Neither Holdings nor any of the individuals listed below has been convicted in a criminal proceeding in the last five years. In addition, neither Holdings nor any individuals listed below was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME AND BUSINESS ADDRESS               OFFICE                 CITIZENSHIP
-------------------------   ------------------------------     -----------
Lap Shun Hui                Chief Executive Officer of         USA
                            KDS

                            Member of Board of Directors
                            of Issuer

                            President, Treasurer and
                            Secretary, and member of the
                            Board of Directors of
                            Holdings and Acquisitions

Ben Wong                    Chief Financial Officer of         USA
KDS USA, Inc.               KDS
7373 Hunt Avenue
Garden Grove, CA 92841      Vice President and Assistant
                            Secretary of Holdings and
                            Acquisition

                                    EXHIBIT 2

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the common stock, par value $0.0000125 per share, of Empire.


                                                 EMPIRE ACQUISITION CORP.


                                                 /S/ LAP SHUN HUI
                                                 ---------------------------
                                                 By:  Lap Shun Hui
                                                 Its:   President


                                                 EM HOLDINGS, INC.


                                                 /S/ LAP SHUN HUI
                                                 ---------------------------
                                                 By:  Lap Shun Hui
                                                 Its:   President


                                                 LAP SHUN HUI


                                                 /S/ LAP SHUN HUI
                                                 ---------------------------


                                                 KDS USA, INC.


                                                 /S/ LAP SHUN HUI
                                                 ---------------------------
                                                 By:  Lap Shun Hui
                                                 Its:   Chief Executive Officer

Dated:  November 19, 2001